September 26, 2018

To:	All Canadian Securities Regulatory

Authorities Dear Sirs:

Re:	Cannex Capital Holdings Inc.
ISIN: CA13768L1085
CUSIP: 13768L 10 8
	Annual General & Special Meeting	REVISED

We are pleased to confirm the details of the upcoming meeting of shareholders for Cannex Capital Holdings Inc:

Issuer:	Cannex Capital Holdings Inc.
Type of Meeting:	Annual General & Special Meeting
Meeting Date:	November 13, 2018 (previously October 24, 2018)
Record Date for Notice and voting:	September 17, 2018
Voting securities:	Common Shares
Issuer sending materials directly to NOBO:	No
Issuer to pay for delivery of materials to OBO:	Yes
Startification:	No
Notice-and-Access for Registered shareholders:	No
Notice-and-Access for Beneficial shareholders:	No

We are filing this in compliance with National Instrument 54-101, in our capacity as the agent for Cannex Capital Holdings Inc .

Yours truly,

“Miguel Lahud”

Miguel Lahud
Senior Trust Officer, Client Services